15046120

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-66908

SEC
Mail Processing
Section
FEB 26 2015
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (Date) AND ENDING December 31, 2014 (Date)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Transnational Capital Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 300
(No. and Street)

New York	New York	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Ivy Fredericks — 212 453 0648
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Friedman LLP
(Name - *if individual, state last, first, middle name*)

100 Eagle Rock Avenue Suite 200	East Hanover	NJ	07936
(Address)	(City)	(State)	(Zip Code)

CHECK ONE

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ivy Fredericks, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Transnational Capital Corp. as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Ivy L. Fredericks
Signature

President & CEO
Title

Notary Public

SEWELL ISABEL FRASER
NOTARY PUBLIC STATE OF NEW YORK
BRONX COUNTY
LIC. #01FR4900415
COMM. EXP. JULY 13, 2015

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Independent Auditors' Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

TRANSNATIONAL CAPITAL CORP.

TABLE OF CONTENTS

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder
of Transnational Capital Corp.

We have audited the accompanying statement of financial condition of Transnational Capital Corp., as of December 31, 2014, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of Transnational Capital Corp.'s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Transnational Capital Corp. as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

The supplemental information contained in Schedule I has been subjected to audit procedures performed in conjunction with the audit of Transnational Capital Corp.'s financial statements. The supplemental information is the responsibility of Transnational Capital Corp.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 24, 2015

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
FRIEDMAN LLP IS AN INDEPENDENT MEMBER FIRM OF DFK INTERNATIONAL

TRANSNATIONAL CAPITAL CORP.

STATEMENT OF FINANCIAL CONDITION

December 31, 2014

ASSETS		
Cash and cash equivalents	$	22,810
Prepaid expenses		1,217
Property and equipment - at cost, net		828
Security deposit		4,206
	$	29,061
LIABILITIES AND STOCKHOLDER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	11,908
Stockholder's equity		
Common stock		25,000
Class A, voting - 200 shares authorized, issued and outstanding, at stated value		
Additional paid-in capital		133,181
Accumulated deficit		(141,028)
		17,153
	$	29,061

See notes to financial statements.

TRANSNATIONAL CAPITAL CORP.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2014

Revenue		
Advisory and success fees	$	154,489
		154,489
Operating expenses		
General and administrative		29,241
Travel and entertainment		104,132
Rent		27,662
Commissions		33,333
Bad debt expense		10,000
		204,368
Net loss	$	(49,879)

See notes to financial statements.

TRANSNATIONAL CAPITAL CORP.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2014

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance at January 1, 2014	$ 25,000	$ 108,181	$ (91,149)	$ 42,032
Net loss	-	-	(49,879)	(49,879)
Capital Contributions	-	25,000	-	25,000
Balance at December 31, 2014	$ 25,000	$ 133,181	$ (141,028)	$ 17,153

See notes to financial statements.

TRANSNATIONAL CAPITAL CORP.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2014

Cash flows from operating activities		
Net loss	$	(49,879)
Adjustments to reconcile net loss to net cash used in operating activities		
Depreciation		1,011
Bad debt expense		10,000
Changes in assets and liabilities		
Accounts receivable		10,000
Accounts payable and accrued expenses		1,207
Net cash used in operating activities		(27,661)
Cash flows from financing activities		
Capital contributions		25,000
Net decrease in cash and cash equivalents		(2,661)
Cash and cash equivalents, beginning of year		25,471
Cash and cash equivalents, end of year	$	22,810

See notes to financial statements.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business
Transnational Capital Corp. (the "Company") was organized under the laws of the state of New York on February 7, 2005. The Company is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") and secures financing and offers financial advisory services.

Use of Estimates
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could differ from those estimates.

Concentrations of Credit Risk for Cash
The Company's cash balances are maintained at one financial institution. Balances are insured by the Federal Deposit Insurance Corporation subject to certain limitations.

Cash and Cash Equivalents
Cash and cash equivalents include short-term, highly liquid investments with original maturities of three months or less and all money market accounts.

Revenue Recognition
Consulting revenue includes fees earned from securing financing and financial advisory services. Nonrefundable advances received for consulting services are recorded as consulting income when services are rendered. Contingency fees are recognized at the time the financing is placed and the income is reasonably determinable.

Income Taxes
The Company has elected to be taxed as an S-Corporation for Federal and state income tax purposes and, accordingly, no provision has been made for such income taxes. The stockholder's allocable share of the Company's income or loss is reportable in their income tax returns. Provisions are made for New York State S Corporation franchise tax and New York City general corporation tax, as applicable.

Federal, state and local income tax returns for years prior to 2011 are no longer subject to examination by tax authorities.

1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Advertising Costs
Advertising costs, which are expensed as incurred, totaled approximately $406 for the year ended December 31, 2014.

2- MAJOR CUSTOMERS

The Company earned advisory and success fees from two customers.

3- REGULATORY REQUIREMENTS

As a registered broker-dealer, the Company is subject to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, which requires that the Company's aggregate indebtedness shall not exceed fifteen times net capital, as defined. At December 31, 2014, the Company had net capital of $10,902, which exceeded requirements by $5,902. The ratio of aggregate indebtedness to net capital was 1.09 to 1.

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(i).

SUPPLEMENTAL INFORMATION

Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934

As December 31, 2014

TRANSNATIONAL CAPITAL CORP.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2014

Computation of net capital		
Total stockholder's equity	$	17,153
Deductions and/or charges		
Non-allowable assets		
Prepaid expenses		1,217
Property and equipment		828
Security deposit		4,206
Net capital	$	10,902
Computation of aggregate indebtedness		
Accounts payable, accrued expenses and other liabilities includable in aggregate indebtedness	$	11,908
Aggregate indebtedness	$	11,908
Computation of basic net capital requirement		
Minimum net capital required (6 2/3% of aggregate indebtedness)	$	794
Minimum dollar requirement		5,000
Net capital requirement (greater of minimum net capital or dollar requirement)	$	5,000
Excess net capital	$	5,902
Excess net capital at 1000 percent	$	9,711
Ratio: aggregate indebtedness to net capital		1.09 to 1
Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2014)		
Net capital, as reported in the Company's Part II (unaudited) Focus Report	$	21,902
Decreases resulting from December 31, 2014 audit adjustments, net		(11,000)
Net capital, as included in this report	$	10,902

See report of independent registered public accounting firm.

FRIEDMAN LLP
ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Stockholder
of Transnational Capital Corp.

We have reviewed management's statements, included in the accompanying Statement of Exemption Report From SEC Rule 15c3-3, in which (1) Transnational Capital Corp. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Friedman LLP

FRIEDMAN LLP
East Hanover, New Jersey
February 24, 2015

100 EAGLE ROCK AVENUE, EAST HANOVER, NJ 07936 T 973.929.3500 F 973.929.3501 WWW.FRIEDMANLLP.COM
FRIEDMAN LLP IS AN INDEPENDENT MEMBER FIRM OF DFK INTERNATIONAL

Assertions Regarding Exemption Provisions

I, as member of management of Transnational Capital Corp. ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

Identified Exemption Provision:

The Company claims exemption from the custody and reserve provisions of Rule 15c3-3 by operating under the exemption provided by Rule 15c3-3, Paragraph (k)(2)(i). Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Transnational Capital Corp.".

Statement Regarding Meeting Exemption Provision:

The Company met the identified exemption provision without exception throughout the period ending January 1, 2014 through December 31, 2014.

Transnational Capital Corp.

By:

Ivy Fredericks, President

2/23/15

February 23, 2015